SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March, 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

At the 45th Ordinary General Meeting of Shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 17, 2006, the following agenda was approved by the shareholders of KEPCO;

• Agenda:	Approval of Non-Consolidated Balance Sheet, Income Statement and the Proposed Appropriation of Retained Earnings in respect of fiscal year 2005, all prepared in accordance with Korean generally accepted accounting principles.

As a result of the resolution above, KEPCO will make the dividend payment in the aggregate amount of KRW731,535,297,500 for the fiscal year 2005 to its shareholders who are registered in the shareholders registry as of December 31, 2005. The declared dividend per share is KRW1,150.

Pursuant to the Commercial Code of The Republic of Korea, KEPCO is planning to pay the declared dividend within one month from March 17, 2006 when the resolution is passed at the Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Hi-Taek Lee
Name:	Hi-Taek Lee
Title:	Chief Financial Officer

Date : March 17, 2006